SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS announces third quarter 2007 financial results; Dated November 13, 2007

ITEM 1

STARLIMS Announces Third Quarter 2007 Financial Results

Hollywood, Florida, November 13, 2007 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced that revenues for the third quarter of 2007 were $6.2 million, a 46.3% increase over revenues of $4.2 million reported for the same period in 2006. Product revenues for the period were $3.6 million, up 73.0% from $2.1 million reported for the third quarter of 2006. Services revenues for the period were $2.5 million, up 19.7% from $2.1 million reported for the third quarter of 2006.

Revenues for the first nine months of 2007 were $17.1 million, up 34.2% from $12.7 million for the first nine months of 2006. Product revenues for the first nine months of 2007 were $9.9 million, a 43.7% increase over the comparable period in 2006. Services revenues for the first nine months of 2007 were $7.2 million, up 23.2% from $5.9 million for the first nine months of 2006.

STARLIMS’s business model is characterized by relatively large transactions, with a year-to-date average selling price on direct sales of approximately $600,000. Our management believes that a comparison of STARLIMS’s results in a longer term perspective provides better insight into the underlying growth of our business.

“Our growth, driven by our STARLIMS V10, continues to outpace the overall growth of the LIMS market. STARLIMS V10 is the only web-based LIMS product designed to consolidate disparate business processes into one platform and allow for data sharing within the laboratory and across the enterprise,” said Itschak Friedman, CEO of STARLIMS. “The capabilities of our STARLIMS V10 platform also allow us to expand our market opportunities by entering adjacent markets such as the clinical laboratory information systems or LIS market.”

For the third quarter, GAAP operating income was $1.2 million or 20.0% of revenues compared to $580,000 or 13.8% of revenues for the same period in 2006. GAAP operating income for the first nine months of 2007 was $3.2 million or 19.0% of revenues, compared to $2.2 million or 17.0% of revenues for the first nine months of 2006. GAAP net income for the third quarter was $1.6 million, or $0.18 per diluted share, compared to GAAP net income of $508,000, or $0.08 per diluted share, for the third quarter of 2006. GAAP net income for the first nine months of 2007 was $3.5 million, or $0.47 per diluted share, compared to GAAP net income of $1.9 million, or $0.29 per diluted share, for the first nine months of 2006.

Non-GAAP operating income for the third quarter was $1.3 million or 20.5% of revenues, compared to $638,000 or 15.2% for the same period in 2006. Non-GAAP operating income for the first nine months of 2007 was $3.6 million or 20.9% of revenues, compared to $2.3 million or 18.1% of revenues for the first nine months of 2006. Non-GAAP net income for the third quarter was $1.6 million, or $0.18 per diluted share, compared to $539,000, or $0.08 per diluted share, for the third quarter of 2006. Non-GAAP net income for the first nine months of 2007 was $3.8 million, or $0.50 per diluted share, compared to non-GAAP net income of $1.9 million, or $0.30 per diluted share, for the first nine months of 2006.

The attached tables include a reconciliation of GAAP to non-GAAP income from operations and net income for the third quarter of 2007 and 2006.

Cash, cash equivalents and marketable securities amounted to $33.9 million on September 30, 2007, compared to $6.5 million on December 31, 2006. The increase in cash was primarily due to our initial public offering in the United States on May 23, 2007.

Guidance

STARLIMS is reiterating the financial guidance for fiscal year 2007 provided in August 2007. Our management expects total year-over-year revenue growth in the range of 20% to 25% and GAAP EPS of $0.63 to $0.68, which includes approximately $0.05 of stock-based compensation expenses, amortization of intangibles related to acquisitions and non-recurring offering related expenses. The guidance assumes an annual tax rate of approximately 15% and estimated weighted average shares outstanding of 7.9 million during 2007.

Note on Use of Non-GAAP Financial Information

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, STARLIMS uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non recurring expenses, non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Our management believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Our management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

Conference Call and Webcast Information

STARLIMS will host a live webcast of this conference call on Tuesday, November 13, at 8:30 a.m. Eastern Standard Time (15:30 Israeli time). The listen-only webcast can be accessed from the Investor Relations page of the Company’s web site at http://ir.starlims.com. Those interested in participating in the question and answer session should dial 303-262-2138.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the Company’s website, at http://ir.starlims.com starting at 12pm on Tuesday, November 13, 2007.

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31,	September 30,
	2 0 0 6	2 0 0 7
	(Audited)	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$2,539	$18,535
Restricted short-term deposits	196	162
Marketable securities - available-for-sale	2,334	972
Marketable securities - held-to-maturity	-	12,047
Accounts receivable (net of allowance
for doubtful accounts of $291 and $228, respectively)	8,966	8,941
Other current assets	949	1,260

Total current assets	14,984	41,917

Long-Term Assets
Marketable securities - held-to-maturity	1,435	2,164
Other long-term assets	422	705
Fixed assets, net	1,481	1,628
Goodwill	1,137	1,303
Other assets, net	202	41

Total long-term assets	4,677	5,841

Total assets	$19,661	$47,758

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable	$356	$455
Deferred revenues	1,821	2,178
Other current liabilities and accrued expenses	2,570	1,603

Total current liabilities	4,747	4,236

Long-Term Liabilities
Long-term deferred revenues	99	68
Accrued severance pay	32	55
Deferred taxes	814	662

Total long-term liabilities	945	785

Shareholders' Equity
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares; issued 7,764,869 and 9,991,169 shares
respectively ; outstanding 6,490,500 and 8,721,300 shares, respectively	2,600	3,151
Additional paid-in capital	4,325	30,833
Accumulated other comprehensive income	104	268
Retained earnings	9,672	11,286
Treasury stock, at cost - 1,274,369 and 1,269,869 ordinary shares, respectively	(2,732)	(2,801)

Total shareholders' equity	13,969	42,737

Total liabilities and shareholders' equity	$19,661	$47,758

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 7

Revenues
Software licensing	$4,786	$7,527	$1,344	$2,816
Maintenance	2,076	2,331	754	814

Total product revenues	6,862	9,858	2,098	3,630
Services	5,865	7,226	2,110	2,526

Total revenues	12,727	17,084	4,208	6,156

Cost of revenues
Cost of products	20	26	--	1
Cost of services	3,787	5,791	1,400	1,980

Total cost of revenues	3,807	5,817	1,400	1,981

Gross profit	8,920	11,267	2,808	4,175

Operating expenses
Research and development	1,288	2,050	403	705
Selling and marketing	3,634	3,978	1,246	1,481
General and administrative	1,836	2,001	579	757

Total operating expenses	6,758	8,029	2,228	2,943

Operating income	2,162	3,238	580	1,232

Financial income, net	478	922	134	569

Income before income taxes	2,640	4,160	714	1,801

Income tax expense	786	632	206	249

Net income	$1,854	$3,528	$508	$1,552

Basic earnings per share	$0.29	$0.47	$0.08	$0.18

Weighted average number of ordinary shares used in computing basic earnings per share	6,440,015	7,487,057	6,474,150	8,721,300

Diluted earnings per share	$0.29	$0.47	$0.08	$0.18

Weighted average number of ordinary shares used in computing diluted earnings per share	6,560,200	7,584,424	6,554,225	8,823,198

STARLIMS TECHNOLOGIES LTD.
NON-GAAP CONSOLIDATED
STATEMENTS OF INCOME FOR THE NINE MONTHS
AND THREE MONTHS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 7

Revenues
Software licensing	$4,786	$7,527	$1,344	$2,816
Maintenance	2,076	2,331	754	814

Total product revenues	6,862	9,858	2,098	3,630
Services	5,865	7,226	2,110	2,526

Total revenues	12,727	17,084	4,208	6,156

Cost of revenues
Cost of products	20	26	--	1
Cost of services	3,778	5,783	1,397	1,980

Total cost of revenues	3,798	5,809	1,397	1,981

Gross profit	8,929	11,275	2,811	4,175

Operating expenses
Research and development	1,280	2,042	400	704
Selling and marketing	3,554	3,798	1,221	1,466
General and administrative	1,789	1,865	552	742

Total operating expenses	6,623	7,705	2,173	2,912

Operating income	2,306	3,570	638	1,263

Financial income, net	478	922	134	569

Income before income taxes	2,784	4,492	772	1,832

Income tax expense	837	694	233	259

Net income	1,947	3,798	539	1,573

Basic earnings per share	0.30	0.51	0.08	0.18

Weighted average number of ordinary shares used in
computing basic earnings per share	6,440,015	7,487,057	6,474,150	8,721,300

Diluted earnings per share	0.30	0.50	0.08	0.18

Weighted average number of ordinary shares used in
computing diluted earnings per share	6,560,200	7,584,424	6,554,225	8,823,198

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 7

CASH FLOWS - OPERATING ACTIVITIES
Net income	1,854	3,528	508	1,552

Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	272	369	122	142
Stock-based compensation	107	106	37	21
Losses (gains) related to marketable securities	38	(442)	(44)	(274)
Increase (decrease) in accrued severance pay	13	23	(9)	5
Deferred income taxes	120	(566)	(28)	(437)
The effect of exchange rate changes	(292)	200	(128)	244
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	256	(60)	301	(1,426)
Increase (decrease) in allowance for doubtful accounts	--	(50)	(80)	8
Increase (decrease) in other current assets	(762)	34	(426)	396
Increase in trade accounts payable	524	99	426	131
Increase (decrease) in deferred revenues	32	325	(57)	116
decrease in other current liabilities	(1,450)	(1,031)	(725)	(312)

Net cash provided by (used in) operating activities	712	2,535	(103)	166

CASH FLOWS - INVESTING ACTIVITIES
Investments in available-for-sale marketable securities	(882)	(707)	395	(10)
Proceeds from sale of available-for-sale marketable securities	930	2,139	(37)	318
Proceeds from sale of held-to-maturity securities	--	48,257	--	44,654
Investments in held-to-maturity marketable securities	--	(60,416)	--	(27,726)
Investments in restricted deposits, net	(208)	45	19	(5)
Loans to employees, net	(236)	(110)	(247)	(45)
Purchase of fixed assets	(424)	(422)	(312)	(94)
Proceeds from sale of property and equipment	3	--	3	--
Acquisition of subsidiary, net of cash acquired	(1,049)	--	--	--

Net cash provided by (used in) investing activities	(1,866)	(11,214)	(179)	17,092

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from issuing of shares, net of issuance expenses	--	26,639	--	(454)
Purchase of treasury stock	--	(80)	--	(18)
Proceeds from sale of treasury stock against exercise of options	159	11	(14)	--
Dividends paid	(1,389)	(1,914)	--	--

Net cash provided by (used in) financing activities	(1,230)	24,656	(14)	(472)

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(14)	19	(22)	18

Increase (decrease) in cash and cash equivalents	(2,398)	15,996	(318)	16,804
Cash and cash equivalents at the beginning of the period	3,397	2,539	--	1,731

Cash and cash equivalents at the end of the period	999	18,535	(318)	18,535

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES

Cash paid during the period for income taxes	3,087	1,060	1,912	603

STARLIMS TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED
STATEMENTS OF INCOME FOR THE NINE MONTHS
AND THREE MONTHS ENDED SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 7

GAAP total cost of revenues	$3,807	$5,817	$1,400	$1,981
Stock based compensation expenses	(9)	(8)	(3)	--

NON-GAAP total cost of revenues	3,798	5,809	1,397	1,981

GAAP Research and development expenses	1,288	2,050	403	705
Stock based compensation expenses	(8)	(8)	(3)	(1)

NON-GAAP Research and development expenses	1,280	2,042	400	704

GAAP Selling and marketing expenses	3,634	3,978	1,246	1,481
Stock based compensation expenses	(80)	(80)	(25)	(15)
Issuance related expenses		(100)	--	--

NON-GAAP Selling and marketing expenses	3,554	3,798	1,221	1,466

GAAP General and administrative expenses	1,836	2,001	579	757
Stock based compensation expenses	(10)	(10)	(6)	(5)
Issuance related expenses	-	(99)	--	--
Amortization of purchased intangible assets	(37)	(27)	(21)	(10)

NON-GAAP General and administrative expenses	1,789	1,865	552	742

GAAP total tax expenses	786	632	206	249
Taxes	51	62	27	10

NON-GAAP total tax expenses	837	694	233	259

STARLIMS TECHNOLOGIES LTD.
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(Unaudited)

NOTE 1	–	SEGMENTAL DISCLOSURE

A.	Revenues by geographical areas

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2 0 0 6	2 0 0 7	2 0 0 6	2 0 0 7

North America	$8,573	$12,348	$3,180	$4,488
Latin America	1,562	1,745	160	977
Europe	2,040	1,587	562	389
Asia	447	1,163	257	277
Israel	105	241	49	25

	$12,727	$17,084	$4,208	$6,156

B.	Issuance of shares

—	The company issued 2,100,000 shares on May 23, 2007 in its initial public offering in the United States.
—	On June 27, 2007, the underwriters, Oppenheimer & Co. and JMP Securities LLC, exercised part of their over allotment and purchased an additional 126,300 ordinary shares from the company.
—	STARLIMS sold a total of 2,226,300 ordinary share (including the over allotment option shares) at a price to the public of $13.50 per share resulting in net proceeds from the offering of approximately U.S. $27 million.
—	On November 11, 2007, the Board of Directors of the Company approved the award of an aggregate 177,300 restricted stock units to employees of the Company and its subsidiaries, subject to the terms and conditions of the STARLIMS Technologies Ltd. 2007 Restricted Stock Unit Plan.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: November 13, 2007